QuickLinks -- Click here to rapidly navigate through this document

Exhibit 5.1

                      February 18, 2005

Acusphere, Inc.
500 Arsenal Street
Watertown, MA 02472

Dear Sir or Madam:

        We have acted as counsel to Acusphere, Inc., a Delaware corporation (the "Company"), in connection with the issuance and sale by the Company of 900,000 shares of the Company's 6.5% Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), under that certain Registration Statement (File No. 333-121618), filed with the U.S. Securities and Exchange Commission (the "Commission") on December 23, 2004 (the "Registration Statement"), as amended, and the Company's final prospectus supplement filed with the Commission on February 18, 2005 (the "Final Prospectus").

        In connection with this opinion, we have examined such corporate records, documents, instruments, and such questions of law as we have deemed necessary for the purpose of rendering the opinion set forth herein. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies or facsimiles. In rendering the opinion expressed below, we express no opinion other than as to the laws of the United States and the Commonwealth of Massachusetts, and the Delaware General Corporation Law.

        Based on and subject to the foregoing, we are of the opinion that:

    1.
    The shares of common stock, $0.01 par value per share (the "Common Stock"), of the Company issuable under certain circumstances pursuant to the "make-whole" payment provisions of the Convertible Preferred Stock and the convertible subordinated debentures (the "Debentures") for which the Convertible Preferred Stock is exchangeable, has been duly authorized and, when and if issued upon valid conversion of the Convertible Preferred Stock in accordance with the Certificate of the Powers, Designations, Preferences and Rights of the Convertible Preferred Stock (the "Certificate of Designations") or upon valid conversion of the Debentures in accordance with the provisions of the Debentures, will be validly issued, fully paid and non-assessable.

        This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

        Reference is made to the opinion of Testa, Hurwitz & Thibeault, LLP dated December 23, 2004 relating to the issuance and sale of the Preferred Stock. This opinion is limited solely to the issuance of Common Stock as described in paragraph 1 above.

        We hereby consent to the filing of this opinion with the Commission. We also consent to the use of our name in the Final Prospectus under the heading "Legal Matters." In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

                      Very truly yours,

                      /s/ Goodwin Procter LLP

                      Goodwin Procter LLP

QuickLinks

  Exhibit 5.1